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SECURI[...]ION

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SEC MAIL PROCESSING SECTION RECEIVED AUG 3 1 2015 WASH., DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67134

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tobin & Company Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 South Tryon Street, Suite 1760
(No. and Street)

Charlotte (City) NC (State) 28284 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Justine Tobin 704-334-2772
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis Decosimo LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street, #500 (Address) Greenville (City) SC (State) 29606-6286 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justine Tobin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tobin & Company Securities LLC, as of June 30, 2015, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Executive Representative
Title

CYNTHIA G. DELLINGER
NOTARY
MY COMMISSION EXPIRES
9-20-17
PUBLIC
MECKLENBURG COUNTY, NC

Cynthia G. Dellinger
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tobin & Company Securities LLC

Report on Financial Statements

For the year ended June 30, 2015

Filed as PUBLIC pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

elliott davis
decosimo

Report of Independent Registered Public Accounting Firm

To the Member of
Tobin & Company Securities LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Tobin & Company Securities LLC (the Company) as of June 30, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Tobin & Company Securities LLC as of June 30, 2015, in conformity with accounting principles generally accepted in the United States.

Elliott Davis Decosimo, PLLC

Greenville, South Carolina
August 26, 2015

Tobin & Company Securities LLC

Statement of Financial Condition

As of June 30, 2015

Assets		
Current assets		
Cash	$	48,038
Accounts receivable		4,900
Prepaid expenses		56,300
Total current assets	$	109,238
Liabilities and members' equity		
Current liabilities		
Accounts payable	$	1,798
Unearned income and deposits		22,371
Total current liabilities		24,169
Member's equity		
Capital contributions		17,400
Retained earnings		18,220
Net income		49,449
Total member's equity		85,069
Total liabilities and member's equity	$	109,238

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

Tobin & Company Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent"). The Company is a North Carolina limited liability company licensed in California, Colorado, District of Columbia, Florida, Georgia, Illinois, Maryland, Massachusetts, Nebraska, New Jersey, New York, North Carolina, Tennessee, Texas and Virginia. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds nor engage in firm trading, brokerage activities or securities underwriting.

Cash:

The Company maintains cash deposits with financial institutions that are federally insured by the Federal Deposit Insurance Corporation ("FDIC"), as of June 30, 2015.

Fees income:

The Company may extend credit to its clients under its service agreements. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Receivables are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. Management considers all accounts receivable to be collectible; therefore, no allowance for doubtful accounts has been made. Accounts receivable amounted to $4,900 as of June 30, 2015.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015 the Company had net capital of $23,869 which was $18,869 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 at June 30, 2015.

Note 3. Income Tax Status

The Company is classified as a limited liability company for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. Fiscal years ending on or after December 31, 2010 remain subject to examination by federal and state tax authorities.

Note 4. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date of the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.